1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 10, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) POSTPONEMENT IN DESPATCH OF CIRCULAR

Reference is made to the announcement made by the Company on 19 April 2006 in relation to the Discloseable Transaction. The Company has applied to the Stock Exchange for a waiver from strict compliance with Listing Rule 14.38 in relation to the timing for the despatch of the Circular. The Circular is expected to be available for despatch as soon as practicable but not later than 30 May 2006.

Reference is made to an announcement made by the Company on 19 April 2006 (the "Announcement") in relation to the establishment of the Joint Venture Company, Chalco Zunyi Alumina Company Limited*, for the mining, production and sale of alumina and related products (the "Discloseable Transaction"). Terms used herein shall have the same meanings as defined in the Announcement unless the context otherwise requires.

Pursuant to the Listing Rules, the circular regarding the Discloseable Transaction is required to be despatched to the Company's shareholders within 21 days after publication of the Announcement. As the Company will require additional time to obtain information to be included in the circular, the Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.38 of the Listing Rules in relation to the timing for the despatch of the Circular. The Directors expect that the Circular will be available for despatch as soon as practicable but not later than 30 May, 2006.

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Shi Chungui and Mr. Joseph C. Muscari (non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (independent non-executive Directors).

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

9 May 2006 * For identification only

About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary